UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K (other than Exhibit 99.1 hereto) is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

On November 9, 2020, Materialise NV (the “Company” or “Materialise”) announced the results of its previously announced special and extraordinary general meeting of its shareholders, which was held on November 5, 2020 (the “Special Meeting”).

At the Special Meeting, resolutions were passed: (i) to dismiss BDO Bedrijfsrevisoren CVBA and appoint KPMG Bedrijfsrevisoren CVBA as the Company’s statutory auditor for Belgian company law purposes for a period of three years; (ii) to amend certain of the provisions of the Company’s articles of association (the “Articles”) related to the Company’s object and purpose and the responsibilities of the Company’s Board of Directors (the “Board”); (iii) to renew the authorization and grant a special authorization to the Board to increase the Company’s share capital under certain circumstances and to make certain related changes to the Articles; (iv) to re-authorize the directors of the Company to acquire and dispose of the Company’s shares under certain circumstances and to make certain related changes to the Articles; and (v) to make certain changes to the Articles in order to bring them in line with certain recent changes to the Belgian Companies and Associations Code.

Attached as Exhibit 99.1 hereto is a copy of the Company’s press release announcing the Special Meeting results.

On November 5, 2020, the new Articles became effective. Attached as Exhibit 3.1 hereto is an unofficial English translation of the Articles.

Exhibit	Number

3.1	Articles of Association of Materialise NV (unofficial English translation)

99.1	Press Release dated November 9, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: November 9, 2020